Filed Pursuant to Rule 424(b)(3)
Registration No. 333-146341

KBS REAL ESTATE INVESTMENT TRUST II, INC.

SUPPLEMENT NO. 10 DATED FEBRUARY 8, 2010

TO THE PROSPECTUS DATED APRIL 30, 2009

This document supplements, and should be read in conjunction with, the prospectus of KBS Real Estate Investment Trust II, Inc. dated April 30, 2009 as supplemented by supplement no. 8 dated September 3, 2009 and supplement no. 9 dated November 12, 2009. As used herein, the terms “we,” “our” and “us” refer to KBS Real Estate Investment Trust II, Inc. and, as required by context, KBS Limited Partnership II, which we refer to as our “Operating Partnership” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the status of the offering;

•	our origination and investment in a first mortgage loan on a four-story, 221-room hotel located in San Francisco, California;

•	our origination and investment in a first mortgage loan on a 22-story office building containing 389,503 rentable square feet in Austin, Texas;

•	our acquisition of two office buildings containing 579,846 rentable square feet in Clayton, Missouri;

•	our acquisition of an office building containing 315,113 rentable square feet in Portland, Oregon;

•	information regarding our indebtedness;

•	the declaration of distributions for December 2009 and January, February and March 2010;

•	information regarding our share redemption program; and

•	an update to the prior performance information in the prospectus.

Status of the Offering

We commenced this offering of 280,000,000 shares of common stock on April 22, 2008. As of February 4, 2010, we had sold 97,795,793 shares of common stock in the offering for gross offering proceeds of $974.1 million, including 2,731,622 shares of common stock under the dividend reinvestment plan for gross offering proceeds of $26.0 million.

Tuscan Inn First Mortgage

On January 21, 2010, we, through an indirect wholly owned subsidiary, originated a first mortgage loan in the amount of $20.2 million (the “Tuscan Inn First Mortgage”) from a borrower unaffiliated with us or our advisor. The borrower used the proceeds from the loan to acquire a four-story, 221-room hotel located in San Francisco. The property includes a 68-car parking garage, 1,900 square feet of meeting facilities and a restaurant.

The Tuscan Inn First Mortgage matures on January 21, 2015. The annual effective interest rate of this investment is expected to be 8.5% and we receive interest-only payments during the term of the loan. The Tuscan Inn First Mortgage may be prepaid in whole (but not in part) subject to a formula-based yield maintenance premium for the majority of the term of the loan.

Chase Tower First Mortgage

On January 25, 2010, we, through an indirect wholly owned subsidiary, originated a first mortgage loan in the amount of $59.2 million (the “Chase Tower First Mortgage”) from a borrower unaffiliated with us or our advisor. The borrower used the proceeds from the loan to acquire a 22-story Class A office tower located in Austin, Texas. The office tower contains 389,503 square feet and at January 1, 2009 was approximately 94% leased.

The Chase Tower First Mortgage matures on February 1, 2015. The annual effective interest rate of this investment is expected to be 8.4% and we receive interest-only payments for the first three years, followed by payments calculated using an amortization schedule of 30 years for the balance of the term. The Chase Tower First Mortgage may be prepaid in whole (but not in part) subject to a formula-based yield maintenance premium for the majority of the term of the loan.

Pierre LaClede Center

On February 4, 2010, we, through an indirect wholly owned subsidiary, acquired two office buildings containing 579,846 rentable square feet located on approximately 5.1 acres of land in Clayton, Missouri (the “Pierre LaClede Center”). The seller is not affiliated with us or our advisor. The purchase price of the Pierre LaClede Center was approximately $74.3 million plus closing costs. We funded the purchase of the Pierre LaClede Center with proceeds from this offering, but may later place mortgage debt on the property.

The Pierre LaClede Center is located at 7701 and 7733 Forsyth Boulevard in Clayton, Missouri and consists of two office buildings that were built in 1964 and 1970, respectively. Currently, the Pierre Laclede Center is 95% leased to 64 tenants. None of the tenants in this property represent more than 10% of our portfolio’s annualized base rent.

One Main Place

On February 5, 2010, we, through an indirect wholly owned subsidiary, acquired a Class A office building containing 315,113 rentable square feet located on approximately 0.9 acres of land in Portland, Oregon (“One Main Place”). The seller is not affiliated with us or our advisor. The purchase price of One Main Place was approximately $57.0 million plus closing costs. We funded the purchase of One Main Place with proceeds from this offering, but may later place mortgage debt on the property.

One Main Place is located at 101 SW Main Street in Portland, Oregon and was built in 1980. One Main Place is 99% leased to 36 tenants. None of the tenants in this property represent more than 10% of our portfolio’s annualized base rent.

Indebtedness

As of September 30, 2009, we had $125.2 million of mortgage debt outstanding. Our mortgage debt consisted of $93.9 million of fixed rate mortgage debt and $31.3 million of variable rate mortgage debt. Our fixed rate mortgage debt outstanding relates to the 300-600 Campus Drive Mortgage Loan. Our variable rate mortgage debt outstanding relates to the Portfolio Mortgage Loan and the 100 & 200 Campus Drive Mortgage Loan. Further, as of September 30, 2009, an additional $1.5 million is available for future disbursement under the Portfolio Mortgage Loan for our general cash management requirements, subject to certain conditions set forth in the loan agreement; as of February 4, 2010, the remaining $1.5 million available under the Portfolio Mortgage Loan has been disbursed. Of the $125.2 million of debt outstanding as of September 30, 2009, $31.3 million is scheduled to mature within six months of that date, all of which remains outstanding as of February 4, 2010. At September 30, 2009, our borrowings were approximately 15% of the cost of all our tangible assets (before depreciation or other noncash reserves).

Distributions Declared for December 2009 through March 2010

Our board of directors has declared distributions based on daily record dates for the period from December 1, 2009 through December 31, 2009, which we paid in January 2010, and distributions based on daily record dates for the period from January 1, 2010 through January 31, 2010, which we expect to pay in February 2010. Our board of directors also declared distributions based on daily record dates for the period from February 1, 2010 through February 28, 2010, which we expect to pay in March 2010, and distributions based on daily record dates for the period from March 1, 2010 through March 31, 2010, which we expect to pay in April 2010. Investors may choose to receive cash distributions or purchase additional shares through our dividend reinvestment plan.

Distributions are calculated based on stockholders of record each day during these periods at a rate of $0.00178082 per share per day and will equal a daily amount that, if paid each day for a 365-day period, would equal a 6.5% annualized rate based on a purchase price of $10.00 per share.

Information Regarding Our Share Redemption Program

One of the limitations of our share redemption program is that during any calendar year we may redeem only the number of shares that we could purchase with the amount of the net proceeds from the issuance of shares under the dividend reinvestment plan during the prior calendar year. As of the October 30, 2009 redemption date, we had redeemed the number of shares that we could purchase with the amount of net proceeds from the issuance of shares under the dividend reinvestment plan in 2008. Effective January 2010, this limitation was re-set, and during the calendar year ending December 31, 2010, we will be able to redeem the number of shares that we could purchase with the amount of net proceeds from the issuance of shares under the dividend reinvestment plan in 2009. During the year ended December 31, 2009, we issued 2,237,892 shares under our dividend reinvestment plan for gross offering proceeds of $21.3 million, and therefore, our redemptions in 2010 are limited to the shares that we can purchase with $21.3 million. Redemption requests submitted during November and December 2009 were placed on hold and processed along with the January 2010 redemption requests on January 29, 2010. We redeemed 70,950 shares sold in our public offering for $2.8 million on January 31, 2010.

Our board of directors may amend, suspend or terminate the share redemption program upon 30 days’ notice.

Updates to the Prior Performance Information in the Prospectus

KBS REIT I

Impairments

The continued disruptions in the financial markets and deteriorating economic conditions have adversely affected the fair values and recoverability of certain of KBS REIT I’s investments. KBS REIT I disclosed fair values below its book values for certain assets in its financial statements and recognized impairments related to a limited number of assets.

On a quarterly basis, KBS REIT I evaluates its real estate securities for impairment. KBS REIT I reviews the projected future cash flows under these securities for changes in assumptions due to prepayments, credit loss experience and other factors. If, based on KBS REIT I’s quarterly estimate of cash flows, there has been an adverse change in the estimated cash flows from the cash flows previously estimated and the present value of the revised cash flows is less than the present value previously estimated, an other-than-temporary impairment is deemed to have occurred. For the nine months ended September 30, 2009, KBS REIT I recognized an other-than-temporary impairment related to its fixed rate securities of $5.1 million. Continued stress in the economy in general and the CMBS market in particular could result in additional other-than-temporary impairments on the fixed rate securities in the future.

With respect to its loan portfolio, KBS REIT I considers a loan held for investment to be impaired when it becomes probable, based on current information, that it will be unable to collect all amounts estimated to be collected at the time of acquisition. The amount of impairment, if any, will be measured by comparing the recorded amount of the loan to (i) the present value of the expected cash flows discounted at the loan’s effective interest rate, (ii) the loan’s observable market price or (iii) the fair value of the collateral. During the nine months ended September 30, 2009, KBS REIT I recorded provision for loan losses totaling $178.6 million resulting from the determination that the 200 Professional Drive Mortgage was impaired as of March 31, 2009; the determination that the Tribeca Mezzanine Loans, 18301 Von Karman Loans, the 2600 Michelson Mezzanine Loan and the full amount of its investment in the Arden Portfolio Mezzanine Loans were impaired as of June 30, 2009; and the determination that the Sandmar Mezzanine Loan was impaired as of September 30, 2009. As a result, as of September 30, 2009, KBS REIT I’s total reserve for loan losses of $133.4 million consisted of $109.4 million of asset-specific reserves against investments with an amortized cost basis of $188.2 million and $24.0 million of portfolio-based reserves against investments with an amortized cost basis of $652.7 million. The portfolio-based reserve covers the pool of KBS REIT I’s loans that do not have asset-specific reserves. A provision for loan losses is recorded when available information as of each balance sheet date indicates that it is probable that the pool of loans will recognize a loss and the amount of the loss can be reasonably estimated. On July 8, 2009, KBS REIT I released the borrowers under the Arden Portfolio Mezzanine Loans from liability and received preferred membership interests in a joint venture that indirectly owns the properties that had served as collateral for the loans. As of June 30, 2009, KBS REIT I had determined the fair value of its investment in the Arden Portfolio Mezzanine Loans, which were purchased in January 2008 for $144.0 million plus closing costs, to be $0 and as such the preferred membership interests were initially recorded by KBS REIT I at a fair value of $0.

In the future, especially given the current market instability, KBS REIT I may recognize material charges for impairment with respect to investments other than those described above or a different impairment charge for investments described above. Moreover, even if KBS REIT I does not recognize any material charge for impairment with respect to an asset, the fair value of the asset may have declined based on general economic conditions or other factors.

Distributions

As a result of the above factors, reductions in benchmark interest rates and their resulting impact on interest income on our variable-rate loans receivable and the general impact of current economic conditions on rental rates, occupancy rates and property cash flows, on June 4, 2009, the KBS REIT I board of directors declared a July 2009 distribution at an annualized rate of 5.25% with the expectation that projected operating cash flows would be sufficient to cover the dividend. The prior annualized distribution rate was 7%. These and other factors could result in further decreases in the distribution rate in future periods.

Estimated Value Per Share

In February 2009, the Financial Industry Regulatory Authority (FINRA) issued FINRA Regulatory Notice 09-09 to broker dealers that sell the shares of non-traded REITs. This notice informs broker-dealers that they may not report in a customer account statement an estimated value per share that is developed from data more than 18 months old, which in effect requires non-traded REITs to provide broker dealers with an estimated value per share of their common stock within 18 months of the completion of their offering stage.

In response to FINRA Regulatory Notice 09-09, on November 20, 2009, the Board of Directors of KBS REIT I approved an estimated value per share of the common stock of KBS REIT I of $7.17 based on the estimated value of KBS REIT I’s assets less the estimated value of its liabilities divided by the number of shares outstanding, all as of September 30, 2009. KBS REIT I provided this estimated value per share (i) to assist broker dealers that participated in its initial public offering in meeting their customer account statement reporting obligations under NASD Conduct Rule 2340 as required by FINRA and (ii) to assist fiduciaries of retirement plans subject to the annual reporting requirements of ERISA in the preparation of their reports. The estimated value per share was based upon the recommendation and valuation of KBS Capital Advisors. As with any valuation methodology, KBS Capital Advisors’ methodology was based upon a number of estimates and assumptions that may not be accurate or complete. Different parties with different assumptions and estimates could have derived a different estimated value per share, and such differences could be significant. The estimated value per share did not represent the fair value according to generally accepted accounting principles of KBS REIT I’s assets less its liabilities, nor did it represent a liquidation value of KBS REIT I’s assets and liabilities or the price at which KBS REIT I’s shares of common stock would trade on a national securities exchange as of September 30, 2009. Markets for real estate and real estate-related investments can fluctuate and values are expected to change in the future.

Share Redemption Program

KBS REIT I has traditionally funded capital expenditures, tenant improvement costs and other funding obligations with the net proceeds from its dividend reinvestment plan. KBS REIT I also uses proceeds from its dividend reinvestment plan to fund redemptions under its share redemption program. Pursuant to its share redemption program, KBS REIT I limits ordinary redemptions to the net proceeds from the sale of shares under its dividend reinvestment plan during the prior calendar year less amounts it deems necessary from such proceeds to fund current and future capital expenditures, tenant improvements and other costs and obligations related to its investments. Based on its 2010 budgeted expenditures, and except with respect to redemptions sought upon a stockholder’s death, “qualifying disability” or “determination of incompetence”, KBS REIT I has disclosed it does not expect to have funds available for redemption in 2010.

For more information on the prior performance of KBS REIT I, see “Prior Performance Summary—KBS REIT I” in the prospectus and “Updates to the Prior Performance Information in the Prospectus” in supplement no. 8.

KBS Strategic Opportunity REIT

Our sponsors are also sponsoring another public real estate investment trust, KBS Strategic Opportunity REIT, Inc. KBS Strategic Opportunity REIT commenced its public offering on November 20, 2009 but as of the date of this supplement has not raised its minimum offering amount of $2.5 million or acquired any assets.

KBS Legacy Partners Apartment REIT

KBS Legacy Partners Apartment REIT is currently in registration with the SEC and has not yet commenced its public offering. The KBS Legacy Partners Apartment REIT prospectus discloses that the program may seek to list its shares of common stock if its independent directors believe a listing would be in the best interests of its stockholders. To date, such a determination has not been made. If KBS Legacy Partners Apartment REIT does not list its shares of common stock on a national securities exchange by January 31, 2020, its charter requires that KBS Legacy Partners Apartment REIT either (i) seek stockholder approval of the liquidation of the company or (ii) if a majority of its conflicts committee determines that liquidation is not then in the best interests of the stockholders, postpone the decision of whether to liquidate the company. As we have not reached January 31, 2020, none of the actions described in (i) or (ii) above have occurred.

If a majority of the conflicts committee of KBS Legacy Partners Apartment REIT were to determine that liquidation is not then in the best interests of its stockholders, KBS Legacy Partners Apartment REIT’s charter requires that its conflicts committee revisit the issue of liquidation at least annually. Further postponement of listing or stockholder action regarding liquidation would only be permitted if a majority of the conflicts committee again determined that liquidation would not be in the best interest of the stockholders. If KBS Legacy Partners Apartment REIT sought and failed to obtain stockholder approval of its liquidation, the KBS Legacy Partners Apartment REIT charter would not require KBS Legacy Partners Apartment REIT to list or liquidate, and the company could continue to operate as before. If KBS Legacy Partners Apartment REIT sought and obtained stockholder approval of its liquidation, it would begin an orderly sale of its assets. The precise timing of such sales would take account of the prevailing real estate finance markets and the debt markets generally as well as the federal income tax consequences to its stockholders. In making the decision to apply for listing of its shares, KBS Legacy Partners Apartment REIT’s directors will try to determine whether listing its shares or liquidating its assets will result in greater value for stockholders.

KBS Real Estate Investment Trust III

Our sponsors are also sponsoring another public real estate investment trust, KBS Real Estate Investment Trust III, Inc. As of the date of this prospectus, KBS Real Estate Investment Trust III, Inc’s initial public offering is in registration with the SEC.